                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4 -1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X  Form 40-F
                                  -----          ------


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes      No  X
                                  -----   -----

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 2, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                     By:    /S/  Atsushi Inamura
                                        -----------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                     Mitsubishi Tokyo Financial Group, Inc.
           Revision of Earnings Projections for the Fiscal Year 2002,
                 and Amount of Investment Securities Write-down
                              (under Japanese GAAP)


     TOKYO, April 2, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced a downward revision of its Japanese GAAP consolidated earnings projections for the fiscal year 2002, and of the write-down amounts relating to investment securities held by its 100% owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) as of March 31, 2003. The revision in Japanese GAAP previously projected ordinary profit is primarily due to the write-down of investment securities resulting from the weak domestic equity market.

1. Revised consolidated earnings projections for the fiscal year 2002

                            (unit: billions of Japanese yen, except percentages)
                              Previous*1    Revised      Change          %
                            -------------  ----------  ----------    ---------
   Ordinary income             2,900.0      2,900.0        0.0          0.0%
                            -------------  ----------  ----------    ---------
   Ordinary profit (loss)       (165.0)      (405.0)    (240.0)      (145.4%)
                            -------------  ----------  ----------    ---------
   Net income (loss)            (185.0)      (185.0)    *2 0.0          0.0%
                            -------------  ----------  ----------    ---------
  *1:    Announced November 25, 2002.
  *2: Income tax expense is to be decreased due to change in effective income tax rate caused to registration of taxation of corporation by the size of business (local tax) and introduction of consolidated corporate-tax system.

2. Write-down amounts relating to domestic marketable equity securities

Under Japanese GAAP, as of March 31, 2003, the write-down amounts relating to domestic marketable equity securities in the fiscal year 2002 is expected to be approximately 238.0 billion yen for BTM, and 84.0 billion yen for MTBC, respectively.

                                      * * *

Inquiries:  Mr. Katsuhiko Ishizuka
            Chief Manager, Financial Policy Division
            Mitsubishi Tokyo Financial Group, Inc.
            Tel. +81-3-3240-8211

The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced or implemented soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.

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Figures for Reference

                     Mitsubishi Tokyo Financial Group, Inc.
            Outline of Earnings Projections for the Fiscal Year 2002
                              (under Japanese GAAP)

1. Profit and Loss

                                                (unit: billions of Japanese yen)

                                Mitsubishi Tokyo Financial Group, Inc. (MTFG)


                                                                          BTM*1         MTBC*1
                                                                       ----------     ----------
Adjusted net business profit *2                          680.0           505.0          175.0
      FY2001                                             619.5           463.3          156.2

Net gains (losses) on equity securities *3              (485.0)         (370.0)        (221.0)
      FY2001                                            (224.8)         (287.1)         (19.6)

      Write-downs of marketable equity securities *4    (322.0)         (238.0)         (84.0)
Consolidated ordinary profit (loss)                     (405.0)         (310.0)        (205.0)
      FY2001                                            (289.3)         (185.8)         (56.4)
Consolidated net income (loss)                          (185.0)         (175.0)         (95.0)
      FY2001                                            (152.3)           43.9          (87.6)



*1: BTM and MTBC stand for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation, respectively.
*2: Net business profit before provisions for formula allowance for loan losses and credit costs for trust accounts. Figure for MTFG is sum of those for BTM and MTBC.
*3: Figure for MTFG is on a consolidated basis, and those for BTM and MTBC are on a non-consolidated basis.
*4: Write-downs of domestic marketable equity securities in the FY 2002. Figure for MTFG is sum of those for BTM and MTBC, and those for BTM and MTBC are on a non-consolidated basis.

The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced or implemented soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.

Adjusted net business profit (sum of BTM and MTBC, under Japanese GAAP)

Adjusted net business profit for the FY 2002 is expected to be 680.0 billion yen, and is also expected to exceed the previously projected level that was announced in November 2002.
Credit related costs for the FY 2002 are expected to be lower than the adjusted net business profit.

Net losses on equity securities (consolidated, under Japanese GAAP)

Net losses on equity securities are expected to be 485.0 billion yen primarily due to the write-down of domestic marketable equity securities of 322.0 billion yen by BTM and MTBC resulting from the weak domestic equity market. Net losses on equity securities of BTM and MTBC include an aggregate amount of 116.0 billion yen of losses relating to the sale of equity securities of MTFG. On a MTFG consolidated basis, the sale of MTFG shares will be treated as a capital transaction, and the losses will be eliminated from the consolidated net losses on equity securities.

Reduction of equity portfolio (sum of BTM and MTBC, under Japanese GAAP)

BTM and MTBC had plans to reduce their equity portfolios in an aggregate amount of approximately 1.05 trillion yen in the FY 2002. BTM and MTBC disposed of equity securities and received proceeds of approximately 700.0 billion yen and
570.0 billion yen, respectively, in the FY 2002, resulting in an aggregate amount of approximately 1.27 trillion yen.

2. BIS risk adjusted ratio


                              Mitsubishi Tokyo Financial Group, Inc. (MTFG)


                                                   BTM                 MTBC
                                               ----------           ----------
BIS risk adjusted ratio       Around 10.5%     10.0%-10.5%         Around 12.0%

BIS risk adjusted ratio for MTFG and its subsidiaries are expected to exceed
10%.

                                      * * *


Inquiries:  Mr. Katsuhiko Ishizuka
            Chief Manager, Financial Policy Division
            Mitsubishi Tokyo Financial Group, Inc.
            Tel. +81-3-3240-8211